novozymes®

03 FEB -5 AM 7:21

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

03003642

SUPPL

17/01/2003

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive all press releases sent to the Copenhagen Stock Exchange during the year 2002, together with press release No. 1 of the year 2003.

Please also accept our sincere apologies for the neglect.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

novozymes®

03 FEB -5 AM 7:21

Stock Exchange Announcement

8 January 2003

Financial calendar for the year 2003

5 February 2003	Full year 2002 corporate financial statement
10 February 2003	Annual Report 2002 on Internet: novozymes.com
5 March 2003	Annual Report 2002 release of printed version
19 March 2003	Annual general meeting
7 May 2003	First quarter 2003 corporate financial statement
13 August 2003	First half 2003 corporate financial statement
5 November 2003	Nine months 2003 corporate financial statement

Contact persons

Media Relations:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investor Relations:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S
Stakeholder
Communications
2003-01014-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

novozymes®

Stock exchange announcement

20 December 2002

Novozymes A/S sells patents to Solvay Pharmaceuticals

As of 19 December 2002 Solvay has acquired the patents related to the production of a recombinant enzyme for pharmaceutical specialities. Novozymes has retained the right to develop, manufacture and market the specific enzyme outside this field.

Novozymes will receive a minor up-front payment this year for disposal of the patents. If Solvay markets the specific enzyme covered by the patented technology, Novozymes is entitled to royalty payment based on the net sales.

Long-term strategy
The agreement highlights the breadth of Novozymes' strong patent portfolio within proteins and underlines Novozymes' strategy to commercialize and exploit ideas in which Novozymes' technologies can play a role.

Outlook for 2002
The agreement will have a slightly positive impact on this year's operating profit.

Contacts:

Media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. With headquarters in Denmark, Novozymes employs more than 3,500 people. Novozymes is represented in 25 countries and sells enzymes and microorganisms in more than 130 countries. The company's B-shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at: www.novozymes.com

Novozymes A/S
Stakeholder
Communications
2002-73718-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock Exchange Announcement

19 December 2002

Novozymes A/S

Holding of Novozymes shares by insiders

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

	Holding of shares Nos. As per 6 Nov. 2002	Holding of shares Nos. As per 18 Dec. 2002	Market value of the total shareholding DKK As per 18 Dec. 2002
Board of Directors	26,969	27,679	4,068,813
Management	81,376	83,601	12,289,347
All insiders, Total	123,743	126,991	18,667,677

Contact persons

Media Relations:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Investor Relations:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S
Stakeholder Communications
2002-73403-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock Exchange Announcement

novozymes®

11 November 2002

Novozymes A/S

Trading in Novozymes shares by insiders

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

ID code (ISIN)	Trading period	Net number of shares traded Nos.	Value of net number of shares traded DKK	Total shareholding Nos.	Market value of the total shareholding DKK
DK 0010272129	07.11.2002	+2,910	404,845	123,743	17,262,215

Contact persons

Media Relations:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investor Relations:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S
Stakeholder Communications
2002-37364 -01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock Exchange Announcement

6 November 2002

Novozymes A/S

Corporate financial statement for the first nine months of 2002

Business continues to show solid growth in spite of lower exchange rates and challenging market conditions. The outlook for annual growth in terms of sales, operating profit and net profit has therefore been adjusted upwards.

- Sales rose by 8% to DKK 4,190 million. Calculated in local currencies, sales rose by 11%.

- Operating profit increased by 7% to DKK 693 million. The operating margin was 16.5%.

- Profit before tax was DKK 636 million, an increase of 4%. Net financial expenses were DKK 57 million compared to DKK 34 million for the same period in 2001.

- Net profit amounted to DKK 452 million, representing an increase of 8%. Earnings per share were DKK 6.15, an increase of 9%.

- Free cash flow was DKK 267 million. Excluding acquisitions, the total was DKK 535 million.

- The share buy-back programme has now been completed.

Outlook for 2002

- The outlook for growth in sales has been adjusted upwards to 6-7%, while the outlook for growth in operating profit has been adjusted upwards to 4-5%. The estimate for net financial expenses remains unchanged and so the outlook for growth in net profit has been adjusted upwards to 7%.



	9 months 2002 (DKK million)	(EUR million)	9 months 2001 (DKK million)	(EUR million)	% change
Net turnover	**4,190**	**564**	**3,882**	**522**	**8**
-technical enzymes, etc.	2,693	362	2,569	346	5
-detergent enzymes	*1,546*	*208*	*1,630*	*219*	*(5)*
-other technical enzymes, etc.[1]	*1,147*	*154*	*939*	*126*	*22*
-food enzymes	1,097	148	1,009	136	9
-feed enzymes	400	54	304	41	32
Operating profit (EBIT)	**693**	**93**	**645**	**87**	**7**
Net financials	(57)	(8)	(34)	(5)	-
Profit before tax	**636**	**86**	**611**	**82**	**4**
Tax	181	24	189	25	(4)
Minority interests	(3)	(0)	(2)	(0)	-
Net profit	**452**	**61**	**420**	**57**	**8**
Earnings per DKK 10 share	**6.15**	**0.83**	**5.65**	**0.76**	**9**
Average no. of A/B shares, diluted (million)	73.5	73.5	74.4	74.4	(1)
Free cash flow	**267**	**36**	**367**	**49**	**(27)**
Free cash flow per DKK 10 share	3.63	0.49	4.93	0.66	(26)

[1]Technical enzymes other than detergent enzymes, plus industrial microorganisms and pharmaceutical proteins.

Conversion to euro is based on the conversion rate at the end of September 2002 (DKK 7.43). In accordance with corporate accounting policies, earnings per share are calculated on the basis of the result for the period divided by the sum of the weighted average number of shares and options "in the money". Options "in the money" are defined as the options for which the offer price was lower than the market price at the end of September 2002. The accounting policies used are unchanged from the annual financial statement of 6 February 2002. The nine months 2002 accounts have not been audited.

Profit/loss and balance

Net turnover increased by 8% to DKK 4,190 million compared to DKK 3,882 million for the same period in 2001. Volumes, prices and product mix in the market increased sales by 11%, although lower exchange rates reduced sales by 3 percentage points.

The net turnover for the third quarter of 2002 rose by 7% compared to the same period last year. Measured in local currencies, the growth was 12%.

Sales by industry

Sales of **technical enzymes, etc.** rose by 5% against the same period last year. Sales of **detergent enzymes** have been stable for the last five quarters and, calculated in local currencies, sales rose in the third quarter compared to the same period last year. As anticipated, unfavourable exchange rate movements will affect sales growth in 2002, especially for the second half.

Sales of **other technical enzymes, etc.** rose by 22%. Around 12 percentage points of this increase are due to the acquisition of companies. Excluding acquisitions, sales rose by 10%. In particular, sales to the textile, fuel ethanol, pharmaceutical and forestry industries showed good growth rates, while sales to the traditional starch industry were lower due to tougher competition combined with restructuring in the industry. The integration of George A. Jeffreys and InterBio into Novozymes Biologicals is progressing to plan and from 2003 Novozymes Biologicals will have reached a size which merits quarterly segmented reporting.

Novozymes A/S
Stakeholder Communications
2002-36684-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Sales of **food enzymes** rose by 9%. The growth was negatively affected by lower exchange rates, especially the US dollar. Growth was particularly evident in the baking industry, where sales of the baking enzymes Novamyl® and Lipopan® F continue to progress highly satisfactorily. Sales to the beverages industry were negatively affected in particular by lower production of fruit juices in the USA and Europe.

In the third quarter Novozymes and Chr. Hansen formed a strategic alliance. The cooperation will lead to faster and more targeted production and marketing of new products for the dairy industry.

Sales of **feed enzymes** were better than expected and rose by 32%. This growth was due i.a. to continued penetration in Europe and in new markets, including North America and Latin America. Novozymes and DSM expect to continue the successful strategic alliance within enzymes for animal feed provided that DSM obtains approval and acquires Roche Vitamins & Fine Chemicals, Novozymes' present partner.

Sales by industry, nine months of 2002



10%
37%
26%
27%
Detergent enzymes
Other technical enzymes, etc.
Food enzymes
Feed enzymes

Sales by industry, nine months of 2001



8%
42%
26%
24%
Detergent enzymes
Other technical enzymes, etc.
Food enzymes
Feed enzymes

Sales by geographical area

Sales in Europe and the USA continue to show good growth rates, although sales in the USA are positively affected by acquisitions. In spite of exchange rate developments in the Japanese and Chinese currencies, a 10% sales growth in Asia was obtained due to increased sales of enzymes, in particular for textile processing and for the starch industry.

Sales in Latin America were lower due to falling exchange rates, especially the Brazilian real. For the third quarter of 2002 there was an improvement in underlying business compared to the same period last year.

	9 months 2002		9 months 2001		
	(DKK million)	(EUR million)	(DKK million)	(EUR million)	% change
Europe, Middle East & Africa	1,815	244	1,690	227	7
North America	1,260	170	1,124	151	12
Asia & Pacific	808	109	732	99	10
Latin America	307	41	336	45	(9)
Net turnover	**4,190**	**564**	**3,882**	**522**	**8**

Costs

Total costs excluding net financials and tax rose by 8% against the same period last year, totalling DKK 3,497. This increase was thus on a par with the increase in sales.

Novozymes A/S
Stakeholder Communications
2002-36684-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Production costs were negatively affected by rising raw material costs, including water and energy. Continued productivity gains partially compensated for the price rises, so the total increase in costs was only slightly above the sales increase.

Sales and administration costs rose by less than sales, i.a. due to general cost restraints. Research costs rose in line with sales growth.

Depreciation charges for the first three quarters were DKK 386 million against DKK 374 million for the same period last year.

Net financials

There were net financial expenses of DKK 57 million compared to DKK 34 million for the first three quarters of 2001.

"Other financial items" included unrealized losses on the holding of approx. 220,000 Novo Nordisk shares.

(DKK million)	9 mths. 2002	9 mths. 2001
Net foreign exchange	19	18
Net interests	(38)	(57)
Other financials	(38)	5
Total financials	**(57)**	**(34)**
Net interest-bearing debt	1,388	1,500
(DKK)	Sept. 2002	Dec. 2001
End share price Novo Nordisk A/S	205	341.5

Profit before and after taxation

Profit before and after taxation was DKK 636 million and DKK 452 million respectively. The profit after taxation was positively affected by a lower effective tax rate.

Investments and free cash flow

Investments in tangible and intangible fixed assets were DKK 482 million, including acquisitions.

Free cash flow was DKK 267 million, including acquisition of the activities in George A. Jeffreys, InterBio and BioGaia Fermentation. Excluding acquisitions, the total was DKK 535 million, which supports the outlook for another satisfactory level this year.

Movements in shareholders' equity and balance

Shareholders' equity was DKK 4,066 million at the end of the third quarter of 2002 compared to DKK 4,058 million at the beginning of 2002.

Total assets were DKK 8.2 billion at the end of the third quarter of 2002 compared to DKK 8.5 billion at the beginning of 2002.

(DKK million)	
Shareholders' equity at beginning of 2002	4,058
Net profit	452
Dividend paid	(146)
Purchase of own shares	(171)
Currency translation adjustments for net assets, etc.	(127)
Shareholders' equity at end September 2002	4,066

Novozymes A/S
Stakeholder Communications
2002-36684-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Share buy-backs and holding of own shares

The third advertised share buy-back programme is now complete. Between 7 February 2002 and 10 October 2002, Novozymes bought back own shares for DKK 185 million, equivalent to 1,132,300 B-shares. The holding of own shares as of 10 October 2002 comprised 3,680,000 B-shares, equivalent to 4.9% of the total number of shares.

The Novozymes shares and options held by the Board of Directors and Executive Management has remained unchanged since the end of the first half of 2002.

Outlook for 2002

Exchange rates have developed unfavourably since publication of the results for the first half-year on 14 August 2002, especially the Brazilian real (BRL) and the Japanese yen (JPY).

(DKK)	USD	JPY	BRL
8 May 2002	818	6.36	339
14 August 2002	754	6.46	242
End of September 2002	753	6.21	200
5 November 2002	741	6.09	209

Lower exchange rates affect sales and operating profit negatively, while the net financial items are affected positively depending on the currency hedging activity carried out.

Provided that exchange rates remain at the present levels for the rest of the year, including in particular USD, JPY and BRL against DKK, the outlook for 2002 can now be summed up as follows:

- Increase in net turnover of 6-7% based on sales increases in all three main product areas.
  Growth is expected to be negatively affected by around 4 percentage points as a consequence of unfavourable exchange rates, but positively affected by acquired activities by about 1 percentage point. Growth measured in local currencies is therefore expected to be 9-10% compared to the 8-9% previously expected.

- Increase of 4-5% in operating profit compared to the 3-4% previously expected.

- Operating margin of around 17%.

- Net financial expenses of DKK 45-55 million.
  This estimate includes anticipated unrealized losses on the holding of Novo Nordisk shares. This holding will be sold when optimal.

- Effective tax rate of 28% compared to 28-29% previously.

Overall this means that the outlook for increased net profit compared to 2001 has been adjusted upwards to 7%.

Novozymes A/S
Stakeholder Communications
2002-36684-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Investments in tangible fixed assets are expected to be significantly lower than the year's depreciation and 2002 will thus be the third year in a row when the investment level is below the depreciation level.

Free cash flow is expected to be in line with 2001, in both cases excluding acquisitions.

Return on invested capital after tax, measured as ROIC, is expected to develop positively compared to 2001, when ROIC was 12.0%.

Financial calendar

Publication of annual accounts for 2002	5 February 2003
Ordinary annual meeting of shareholders for 2002	19 March 2003

Forward-looking statements

This stock exchange announcement contains forward-looking statements. Such statements are, by their very nature, associated with risks and uncertainties which i.a. may cause actual results to differ materially from expectations, including unexpected developments in the international currency, bond and money markets, market-driven price decreases for Novozymes' products and the introduction of competing products in Novozymes' core areas.

Bagsvaerd, 6 November 2002
The Board of Directors
Novozymes A/S

Contact persons

Media Relations:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investor Relations:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Presentation of accounts

At 16.30 Danish time (15.30 English time and 10.30 American time, EST), members of Novozymes' Executive Management will present the accounts and answer questions from equity analysts and investors. The presentation will be distributed directly from Novozymes' homepage on the Internet, www.novozymes.com, Investor Zone, tab "Conference Call", where the associated written material will also be available.

Appendix - Quarterly results

(DKK million)	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	% change Q3 / Q3
Net turnover	**1,475**	**1,407**	**1,308**	**1,389**	**1,374**	**1,254**	**1,254**	**7**
-technical enzymes, etc.	938	893	862	878	892	849	828	5
--detergent enzymes	*506*	*519*	*521*	*510*	*518*	*556*	*556*	*(2)*
--other technical enzymes, etc.[1]	*432*	*374*	*341*	*368*	*374*	*293*	*272*	*16*
-food enzymes	394	381	322	378	378	317	314	4
-feed enzymes	143	133	124	133	104	88	112	38
Operating profit (EBIT)	**264**	**235**	**194**	**259**	**260**	**208**	**177**	**2**
Net financials	(5)	(40)	(12)	1	(31)	(7)	4	-
Profit before tax	**259**	**195**	**182**	**260**	**229**	**201**	**181**	**13**
Tax	74	53	54	78	71	62	56	4
Minority interests	(3)	(1)	1	0	(1)	1	(2)	-
Net profit	**182**	**141**	**129**	**182**	**157**	**140**	**123**	**16**
Earnings per DKK 10 share	**2.49**	**1.92**	**1.75**	**2.47**	**2.12**	**1.88**	**1.64**	**17**
Average no. of A/B shares, diluted (million)	73.0	73.6	73.9	73.7	73.9	74.6	74.9	(1)

[1]Other technical enzymes than detergent enzymes plus industrial microorganisms and pharmaceutical proteins.

(DKK million)	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	% change Q3 / Q3
Europe, Middle East & Africa	666	607	542	541	597	530	563	12
North America	447	411	402	438	408	369	347	10
Asia & Pacific	265	286	257	289	268	238	226	(1)
Latin America	97	103	107	121	101	117	118	(4)
Net turnover	**1,475**	**1,407**	**1,308**	**1,389**	**1,374**	**1,254**	**1,254**	**7**

The quarterly accounts have not been audited.

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. With headquarters in Denmark, Novozymes employs more than 3,500 people. Novozymes is represented in 25 countries and sells enzymes and microorganisms in more than 130 countries. The company's B-shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at: www.novozymes.com

Novozymes A/S
Stakeholder Communications
2002-36684-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

CHR HANSEN

Gruppen

03 FEB -5 AM 7:21

novozymes®

Stock Exchange Announcement

26 August 2002

Novozymes and Chr. Hansen form strategic alliance

A new strategic cooperation will lead to faster and more targeted production and marketing of new products for the dairy industry. Both Novozymes and Chr. Hansen expect results that exceed those achieved individually.

Complementary competencies and technologies within enzymes for the dairy industry will be the platform for an alliance between Novozymes and Chr. Hansen. As an innovative driving force in the market, the alliance will bring new products to the market quicker – and be able to launch new products such as for improved yield in cheese production, and stronger features such as improved taste. The alliance does not include activities within cheese rennet.

Synergies in development and marketing

The alliance will mean a close cooperation within the dairy industry between the two companies. Novozymes' strengths in innovation and efficient production, combined with Chr. Hansen's leading position within application and marketing of dairy ingredients, will guarantee a fast and targeted launch of new products for the dairy industry.

An example is the enzyme phospholipase, where Novozymes allready holds a number of patents and applications. The enzyme can increase the efficiency in cheese production. By using Chr. Hansen's knowledge and global sales network, the concept can quickly and efficiently be marketed towards the dairy industry.

Products from the alliance are still in the early development stage, and the first commercial product is expected to be launched in about two years' time.

Alliance follows strategies

For both Chr. Hansen and Novozymes, the alliance is a natural consequence of their strategies.

Novozymes A/S Stakeholder Communications 2002-22946-01
Krogshoejvej 36 2880 Bagsvaerd Denmark
Tel.: +45 8824 9999 Fax: +45 4442 1002
Internet: www.novozymes.com CVR no.: 10 00 71 27

"Today Chr. Hansen is the world's leading supplier of ingredients for the dairy industry", explains Erik Sorensen, CEO of Chr. Hansen. "We are following a specialist strategy within the areas we operate in, and we wish to maintain and expand our position. Partnerships like the alliance with Novozymes is an important part of our strategy, as it means that we can continue offering our customers innovative solutions and products."

Steen Riisgaard, CEO of Novozymes, explains further, "In our new strategy, Novozymes has focused on a handful of new market expanding areas within enzymes. One of these areas is processed food and therefore also enzymes for the dairy industry. We have good experiences with alliances and see attractive business opportunities in cooperating with Chr. Hansen on this area."

Chr. Hansen's expectations for the fiscal year 2001-2002

The alliance with Novozymes will not influence Chr. Hansen's financial expectations for the fiscal year 2001-2002 as they were communicated in the third quarter report of 5 July 2002. Longer term, Chr. Hansen expects that the alliance will support the company's specialist strategy and thereby contribute to a continued growth in sales and profits in the area of enzymes for the dairy industry.

Novozymes' expectations for the fiscal year 2002

The alliance with Chr. Hansen will not influence Novozymes' expectations for the fiscal year 2002 as they were communicated in the six month report of 14 August 2002. Longer term, Novozymes expects that the alliance will have a positive influence on sales of enzymes to the food industry and thereby contribute to a continued growth within this area.

Signed:

Erik Soerensen
CEO
Chr. Hansen Holding A/S

Steen Riisgaard
President & CEO
Novozymes A/S

For further information please call:

Chr. Hansen Holding A/S

Lars V. Frederiksen

Investors:
Jan Honoré

Phone: +45 45 74 74 74

Novozymes A/S

Investors:
Michael Steen-Knudsen
Phone: +45 44 42 60 48

Media:
Eva Louise Petersen
Phone: +45 44 42 33 38

Novozymes A/S
Stakeholder
Communications
2002-22946-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock Exchange Announcement

14 August 2002

Novozymes A/S
Corporate financial statement for the first half of 2002

Half-year results show continued business growth and the outlook for increase in net profit remains unchanged.

- Sales rose by 8% to DKK 2,715 million. Calculated in local currencies, sales rose by 10%.
- Operating profit increased by 11% to DKK 429 million and the operating margin rose to 15.8% from 15.4% for the same period last year.
- Profit before tax was DKK 377 million, a slight fall due to the fact that net financial expenses were DKK 52 million compared to DKK 3 million for the same period in 2001.
- Net profit amounted to DKK 270 million, representing an increase of 3%. Earnings per share rose by 4% to DKK 3.66.
- Free cash flow was DKK 201 million, an increase of 109%.
- Since the launch of the new strategy in August 2001, we have made a number of company acquisitions and established a new business area in industrial microorganisms. Several research & development projects have also been initiated outside the enzyme area and are progressing to plan.

Outlook for 2002

- The outlook for increased net profit remains unchanged at 5-7% in spite of unfavourable exchange rates and considerable unrealized losses on our holding of Novo Nordisk shares.



	First half 2002 (DKK million)	(EUR million)	First half 2001 (DKK million)	(EUR million)	% change
Net turnover	**2,715**	**365**	**2,508**	**338**	**8**
-technical enzymes, etc.	1,755	236	1,677	226	5
of which detergent enzymes	1,040	140	1,112	150	(6)
-food enzymes	703	95	631	85	11
-feed enzymes	257	35	200	27	29
Operating profit (EBIT)	**429**	**58**	**385**	**52**	**11**
Net financials	(52)	(7)	(3)	(0)	-
Profit before tax	**377**	**51**	**382**	**51**	**(1)**
Tax	107	14	118	16	(9)
Minority interests	0	0	(1)	(0)	-
Net profit	**270**	**36**	**263**	**35**	**3**
Earnings per DKK 10 share	**3.66**	**0.49**	**3.52**	**0.47**	**4**
Average no. of A/B shares, diluted (million)	73.8	73.8	74.7	74.7	(1)
Free cash flow	**201**	**27**	**96**	**13**	**109**

Conversion to euro is based on the conversion rate at the end of June 2002 (DKK 7.43). In accordance with corporate accounting policies, earnings per share are calculated on the basis of the result for the period divided by the sum of the weighted average number of shares and options "in the money". Options "in the money" are defined as the options for which the offer price is lower than the market price at the end of the first half of 2002. The accounting policies used are unchanged from the annual financial statement of 6 February 2002. The half-year accounts have not been audited.

Profit/loss and balance

Net turnover increased by 8% to DKK 2,715 million compared to DKK 2,508 million for the same period in 2001. Volumes, prices and product mix in the market increased sales by 10%, although lower exchange rates reduced sales by 2 percentage points.

Sales by industry

Sales of **technical enzymes, etc.** rose by 5% against the same period last year. Sales of **detergent enzymes** have been stable for the last four quarters but, due to relatively high sales in the first half of 2001, sales for the same period of 2002 fell by 6%. In the first half of the year we introduced three new detergent enzymes: Lipex®, an effective new lipase for removing fat stains, and Savinase® Ultra and Termamyl® Ultra 300 L, a new protease and amylase respectively, both with increased stability and storage for use in liquid detergents. Sales of **other technical enzymes, etc.** rose by 27%. This increase was due to the acquisition of Novozymes Biologicals on 1 July 2001 and the fact that sales to i.a. the leather and textile industries showed solid growth rates. Excluding Novozymes Biologicals, sales growth was 11%.

Sales of **food enzymes** rose by 11%. The low first-quarter growth of 3% was thus redressed in the second quarter, when the increase in sales was 20%. This sales growth was evident particularly in the baking industry, where sales of Novamyl® and the new baking enzyme Lipopan® F are progressing very satisfactorily. Sales to the beverages industry increased less due to a poor harvest of fruit and vegetables.

Sales of **feed enzymes** went to plan and rose by 29%. This growth was due i.a. to penetration of new markets in the USA, Mexico and Brazil.

Novozymes A/S
Stakeholder Communications
2002-22014-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Sales by industry, first half of 2002


10%
26%
38%
26%
Detergent enzymes
Other technical enzymes, etc.
Food enzymes
Feed enzymes

Sales by industry, first half of 2001


8%
25%
44%
23%
Detergent enzymes
Other technical enzymes, etc.
Food enzymes
Feed enzymes

Sales by geographical area

Sales in Europe and the USA continue to show good growth rates, although sales in Asia enjoyed extra growth due to increased sales of enzymes for in particular textile processing and animal feed. Sales in Latin America were lower due to unfavourable exchange rates and unsatisfactory sales of detergent enzymes.

	First half 2002		First half 2001		
	(DKK million)	(EUR million)	(DKK million)	(EUR million)	% change
Europe, Middle East & Africa	1,149	155	1,093	147	5
North America	813	109	716	96	14
Asia & Pacific	543	73	464	62	17
Latin America	210	28	235	32	(11)
Net turnover	**2,715**	**365**	**2,508**	**338**	**8**

Costs, licence fees and other operating income

Total costs excluding net financials and tax rose by 8% against the same period last year, totalling DKK 2,286 million. This increase was therefore on a par with the increase in sales. Adjusted for the costs involved in Novozymes Biologicals, which were only incurred in the first half of 2002, costs rose by only 4%.

Production costs including Novozymes Biologicals rose by 5% and were thus lower than sales, primarily as a result of productivity gains.

Research and sales/admin costs increased relatively more than sales, i.a. as a result of activities related to implementing the new strategy, including the acquisition of Novozymes Biologicals.

The half-year depreciation charges were DKK 256 million against DKK 246 million for the same period last year.

Licence fees and other operating income rose from DKK 16 million to DKK 25 million in the first half of 2002. This total included payments from the US Department of Energy connected with the agreement of 2001 on research into cost-effective enzymes for bioethanol production.

Novozymes A/S
Stakeholder Communications
2002-22014-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Net financials

There were net financial expenses of DKK 52 million compared to DKK 3 million for the first half of 2001.

"Other financial expenses" included unrealized losses of DKK 16 million on the holding of about 220,000 Novo Nordisk shares.

(DKK million)	First half 2002	First half 2001
Net forex gain / (loss)	(9)	45
Net interest expenses	(23)	(37)
Other financial expenses	(20)	(11)
Total financial expenses	**(52)**	**(3)**
Net interest-bearing debt	1,369	1,711
(DKK)	June 2002	Dec. 2001
End share price Novo Nordisk A/S	249	341.5

Profit before and after taxation

Profits before and after taxation were DKK 377 million and DKK 270 million respectively.

Investments and free cash flow

Investments in tangible and intangible fixed assets were DKK 236 million.

Free cash flow rose by 109% to DKK 201 million, including acquisition of the activities in George A. Jeffreys. The amount of free cash flow supports the outlook for another satisfactory level this year.

Movements in shareholders' equity and balance

Shareholders' equity was DKK 3,983 million at the end of the first half of 2002 compared to DKK 4,058 million at the beginning of 2002.

Total assets were DKK 8.2 billion at the end of the first half of 2002 compared to DKK 8.5 billion at the beginning of 2002.

(DKK million)	
Shareholders' equity at beginning of 2002	4,058
Net profit	270
Dividend paid	(146)
Purchase of own shares	(83)
Currency translation adjustments for net assets, etc.	(116)
Shareholders' equity at end June 2002	**3,983**

Share buy-backs and holding of own shares

Under the present share buy-back programme of up to DKK 200 million, from 1 January 2002 to 30 June 2002 Novozymes bought back own shares for DKK 82.8 million, equivalent to 476,900 B shares. The holding of own shares as of 30 June 2002 comprised 3,024,800 B shares, equivalent to 4.0% of the total number of shares.

The shares and options held by the Board of Directors and Executive Management was unchanged from the end of the first quarter of 2002.

Novozymes A/S
Stakeholder Communications
2002-22014-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Outlook for 2002

Exchange rates have developed very unfavourably since publication of the results for the first quarter on 8 May 2002, especially the US dollar and the Brazilian real.

(DKK)	USD	BRL
8 May 2002	818	336
End of June 2002	745	265
13 August 2002	758	234

Lower exchange rates affect sales and operating profit negatively, whilst the net financial items are affected positively depending on the currency hedging activity carried out.

Provided that exchange rates remain at the present levels for the rest of the year, including in particular USD, JPY and BRL against DKK, the outlook for 2002 can now be summed up as follows:

- Increase in net turnover of around 6% based on sales increases in all three main product areas.
  Growth is expected to be negatively affected by around 3-4 percentage points as a consequence of unfavourable exchange rates, but positively affected by acquired activities by about 1 percentage point. Growth measured in local currencies is therefore expected to be 8-9%, up from previously 7-8%.

- Increase of 3-4% in operating profit.

- Operating margin of around 17%.

- Net financial expenses of DKK 45-55 million.
  This estimate includes anticipated unrealized losses on the holding of Novo Nordisk shares. At the present rate, this will contribute around DKK -30 million. The holding of Novo Nordisk shares will be sold when optimal.

- Effective tax rate of 28-29.

Overall this means that the outlook for increased net profit is unchanged at 5-7% compared to 2001.

Investments in tangible fixed assets are expected to be lower than the year's depreciation and 2002 will thus be the third year in a row when the investment level is below the depreciation level.

Free cash flow is expected to be in line with 2001, in both cases excluding acquisitions.

Return on invested capital, measured as ROIC, is expected to develop slightly positively compared to 2001, when ROIC was 12.0%.

Novozymes A/S
Stakeholder Communications
2002-22014-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Status of legal cases

In July, Novozymes and Genencor reached an out-of-court settlement which brought to an end a number of patent disputes covering several of the companies' products. The settlement does not include one-off payments, but rather cross-licences for a number of products. The agreement's net financial impact is expected to be neutral.

Status of research & development in the enzyme area

In order to expand the market for enzymes for industrial use, last autumn we allocated additional resources to selected existing research projects and established five new, special focus areas. The five new areas are: Fuel ethanol, Forest products, Oils & Fats, Processed foods and new Asian applications.

The first major product from one of the new focus areas has now been launched, Novozym® 51032 for the pulp and paper industry. Novozym® 51032 is able to dissolve glue in the pulp from recycled paper. This new enzyme solves the problem faced by paper producers of clogged machines, saving valuable time by preventing the many production stoppages required to clean machinery.

In order to further strengthen research and marketing activities, Novozymes is continuously investigating the opportunities for new, strategic cooperations.

Status of business initiatives outside the enzyme area

In autumn 2001 we also launched a strategy for expanding business based on Novozymes' core competences, but outside the existing enzyme area. This expansion will be carried out by acquiring companies with complementary biotechnological competences and products and through new research & development projects and partnerships. Several major initiatives have been implemented during the last year.

Industrial microorganisms

We have made three acquisitions in industrial microorganisms. Novozymes took over activities in George A. Jeffreys on 11 June 2002 and in InterBio on 1 July 2002 and, together with the acquisition of Novozymes Biologicals on 1 July 2001, has thus created the foundation for a new business area. Turnover for the new business area for industrial microorganisms is expected to exceed DKK 250 million in 2003 in the current technical application areas: cleaning products, wastewater treatment and grass and plant growing, etc.

Pharmaceutical proteins, hyaluronic acid and antimicrobial peptides

On 3 June 2002 Novozymes announced the acquisition of activities in BioGaia Fermentation, now Novozymes Biopharma. The company is a contract producer for the pharmaceutical industry. With this acquisition, Novozymes has obtained a European cGMP-approved pharmaceutical production plant, an established customer base and a number of highly-qualified employees, and has thus taken a shortcut into the area. In the longer term, the plant will be able to help in the manufacture of Novozymes' products such as hyaluronic acid and antimicrobial peptides. All approvals relating to the acquisition have been obtained from the respective authorities and the acquisition has thus been fully implemented.

Novozymes A/S
Stakeholder Communications
2002-22014-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

As announced on 13 May, a licensing agreement has been signed with Hyalose LLC on the development and production of hyaluronic acid. Provided we can achieve satisfactory production yields and then obtain product approval, the first sales are expected in 2004 for technical applications.

The initiatives in antimicrobial peptides, which are a new class of antibiotic, have thus far resulted in the identification of three classes of naturally occurring peptides. We are trying to improve the properties of these peptides using various techniques which are also used on enzymes. Antimicrobial peptides have potential applications in medical treatments, foods, animal feed and technical use. The nature of the work means that there is great uncertainty associated with this project.

Forward-looking statements

This stock exchange announcement contains forward-looking statements. Such statements are, by their very nature, associated with risks and uncertainties which i.a. may cause actual results to differ materially from expectations, including unexpected developments in the international currency, bond and money markets, market-driven price decreases for Novozymes' products and the introduction of competing products in Novozymes' core areas.

Bagsvaerd, 14 August 2002
The Board of Directors
Novozymes A/S

Contact persons

Media Relations:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investor Relations:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Presentation of accounts

At 14.30, the press are invited to a review of the half-year accounts with President & CEO Steen Riisgaard and chief financial officer Per Månsson, who will also take the opportunity to provide an update of the latest strategic initiatives and the prospects for Novozymes' future. The press briefing will take place at Krogshoejvej 36 in Bagsvaerd.

At 16.30 Danish time (15.30 English time and 10.30 American time, EST), members of Novozymes' Board of Directors will present the accounts and answer questions from equity analysts and investors. The presentation will be distributed directly from Novozymes' homepage on the Internet, www.novozymes.com, Investor Zone, tab "Conference Call", where the associated written material will also be available.

Appendix - Quarterly results

(DKK million)	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	% change Q2 / Q2
Net turnover	**1,407**	**1,308**	**1,389**	**1,374**	**1,254**	**1,254**	**12**
-technical enzymes, etc.	893	862	878	892	849	828	5
of which detergent enzymes	519	521	510	518	556	556	-7
-food enzymes	381	322	378	378	317	314	20
-feed enzymes	133	124	133	104	88	112	51
Operating profit (EBIT)	**235**	**194**	**259**	**260**	**208**	**177**	**13**
Net financials	(40)	(12)	1	(31)	(7)	4	-
Profit before tax	**195**	**182**	**260**	**229**	**201**	**181**	**-3**
Tax	53	54	78	71	62	56	-15
Minority interests	(1)	1	0	(1)	1	(2)	-
Net profit	**141**	**129**	**182**	**157**	**140**	**123**	**1**
Earnings per DKK 10 share	**1.92**	**1.75**	**2.47**	**2.12**	**1.88**	**1.64**	**2**
Average no. of A/B shares, diluted (million)	73.6	73.9	73.7	73.9	74.6	74.9	-1

(DKK million)	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	% change Q2 / Q2
Europe, Middle East & Africa	607	542	541	597	530	563	15
North America	411	402	438	408	369	347	11
Asia & Pacific	286	257	289	268	238	226	20
Latin America	103	107	121	101	117	118	-12
Net turnover	**1,407**	**1,308**	**1,389**	**1,374**	**1,254**	**1,254**	**12**

The quarterly accounts have not been audited.

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. With headquarters in Denmark, Novozymes employs more than 3,500 people. Novozymes is represented in 25 countries and sells enzymes and microorganisms in more than 130 countries. The company's B-shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at: www.novozymes.com

Novozymes A/S
Stakeholder Communications
2002-22014-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock Exchange Announcement

03 FEB -5 AM 7:21

2 July 2002

Novozymes acquires activities in the company InterBio

Novozymes achieves a market share of more than 50% for industrial microorganisms by acquiring activities in the American company InterBio. In one year Novozymes has created a foundation for a new business area.

On 1 July 2002, Novozymes took over the majority of the activities of InterBio, Texas, USA. Together with the acquisitions of Sybron Biochemicals on 1 July 2001 and George A. Jeffreys on 11 June 2002, in just one year Novozymes has achieved a more than 50% share in the growing market for industrial microorganisms, which allow environmentally friendly cleaning, wastewater treatment and grass/plant-growing. By acquiring the three largest companies in the sector, Novozymes has paved the way for a new business area supplementing its existing enzyme business.

"InterBio's activities are well matched to those of Novozymes Biologicals and we are now large enough to be able to invest in major research. At the same time, we are expanding our customer base not just in the USA, but also in Europe, where the use of microorganisms is now beginning to enjoy serious growth. InterBio's production activities can be integrated directly into Novozymes Biologicals and, as a result of the acquisition of George A. Jeffreys last month, we now have sufficiently large production capacity which we can utilize to the maximum," says Ted Melnik, President of Novozymes Biologicals.

InterBio is a company which, like Novozymes Biologicals, researches, produces and sells environmentally friendly products based on naturally occurring microorganisms. Novozymes is taking over InterBio's two main business areas, namely microorganisms for cleaning products and wastewater treatment. The company's turnover in 2001 was just under DKK 60 million. Novozymes is taking over know-how, business activities and production equipment, as well as a portion of the sales organization. InterBio is continuing a business in laboratory products.

Novozymes A/S
Stakeholder Communications

Krogshøjvej 36
2880 Bagsværd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

For a transitional period of a few months, InterBio will continue production for Novozymes until the activities are finally in place at Novozymes Biologicals in Virginia, USA.

New business area

It is Novozymes' ambition that the turnover for the new business area should grow organically by at least 10% per annum. This will be achieved by developing new markets and new applications. Further growth is expected from additional acquisitions.

The turnover for the new business area, excluding further acquisitions, is expected to exceed DKK 250 million in 2003 within the current technical application areas: cleaning products, wastewater treatment and grass/plant-growing.

Outlook for 2002

The parties have agreed not to disclose the acquisition price. It is expected that the purchase will increase Novozymes' turnover by about DKK 20 million, corresponding to InterBio's anticipated sales for the remainder of 2002 excluding the laboratory products business area. As a result of one-off costs connected with the acquisition, the impact on operating profit will be neutral, whilst the financing of the acquisition will have a slightly negative impact on net interest expenses.

Contacts:

Media Relations:
Eva Louise Holm Petersen
Tel. (direct): 4442 3338

Anne Thommesen
Tel. (direct): 4442 4161

Investors:
Michael Steen-Knudsen
Tel. (direct): 4442 6048

Novozymes A/S is a biotech-based world leader in enzymes. With headquarters in Denmark, Novozymes employs more than 3,400 people. The company has its own activities in 25 countries and sells its enzymes in more than 130 countries. Novozymes is part of the Novo Group and the company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at: www.novozymes.com

Novozymes A/S
Stakeholder
Communications

Krogshøjvej 36
2880 Bagsværd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

novozymes®

Stock Exchange Announcement

03 FEB -5 AM 7:21

12 June 2002

Novozymes A/S acquires George A. Jeffreys

The acquisition of US based George A. Jeffreys strengthens Novozymes' position within industrial microorganisms

As of 11 June 2002 Novozymes has acquired the activities of George A. Jeffreys, Inc. George A. Jeffreys, situated in Virginia, USA, is a company of moderate size that researches, produces and sells naturally-occurring microorganisms and enzymes. In 2001 the company's sales were around DKK 60 million, and it employed 17 people. George A. Jeffreys will be integrated into Novozymes Biologicals, acquired by Novozymes in July 2001.

Like Novozymes, George A. Jeffreys produces and sells environmentally friendly products. The company's key business areas are microorganisms and enzymes for maintenance of septic tanks, and microorganisms and enzymes for animal feed. For many years Novozymes has been George A. Jeffreys' preferred enzyme supplier.

Ted Melnik, president of Novozymes Biologicals, comments: "George A. Jeffreys is a perfect match for Novozymes Biologicals. Besides expanding our product range to include new biological products we gain a number of potential synergies within e.g. R&D, as well as with regard to customers."

Long-term strategy
In August 2001 Novozymes announced its new strategy that includes acquisitions. The criteria for candidate companies are that they strategically match the existing business activities, command an acquisition price that is a small proportion of the Group's total investment programme, and are of a size that will enable the company's rapid integration with existing activities.

Outlook for 2002
The parties have agreed not to disclose the purchase price. The acquisition is expected to increase Novozymes' turnover by approximately DKK 25 million, equivalent to George A. Jeffreys' expected sales for approximately six months of 2002 less Novozymes' sales of enzymes to George A. Jeffreys in that period. Due to non-recurring costs related to the acquisition the impact on this year's operating profit is expected to be neutral, while net interest expenses will be slightly negatively affected through the financing of the acquisition. During 2003 the operating profit margin on the acquired activities is already expected to reach the existing business' level.

Novozymes A/S
Stakeholder Communications
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone: +45 8824 9999
Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

Contacts:

Media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S is a biotech-based world leader in enzymes. With headquarters in Denmark, Novozymes employs more than 3,400 people. The company has its own activities in 25 countries and sells its enzymes in more than 130 countries. Novozymes is a member of the Novo Group and the company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

novozymes®

Stock exchange announcement

3 June 2002

Novozymes A/S acquires the activities of BioGaia Fermentation

Acquisition marks Novozymes' first step into the pharmaceutical field

Novozymes expects to take over all the activities of BioGaia Fermentation, currently part of Sweden's BioGaia AB, in the summer of 2002. The business is based in Lund, Sweden, and researches, produces and sells proteins for the pharmaceutical industry. BioGaia Fermentation generated turnover of DKK 30 million in 2001 and employs 51 people. The acquisition is conditional upon a number of official permits and final approval from BioGaia AB's meeting of shareholders, which will take place before the end of this month.

In 2001 BioGaia Fermentation entered into a long-term contract with Amersham Biosciences on the supply of proteins for use as raw materials in pharmaceutical production. BioGaia Fermentation also has a number of smaller customers. Its products are manufactured at a plant that has European cGMP certification, which is essential for production for the pharmaceutical industry.

"The acquisition of the activities of BioGaia Fermentation will broaden Novozymes' areas of expertise," says Novozymes' CEO Steen Riisgaard. "We will be gaining not only a European cGMP-certified production plant but also an established customer base. Last, but not least, we will be getting a team of highly qualified employees with expertise in this attractive area."

Long-term strategy

In August 2001 Novozymes announced a new strategy that includes both its own production and contract manufacturing of pharmaceutical products for clinical and other applications. If everything goes to plan, in the longer term Novozymes will be able to use the plant to manufacture its own products like hyaluronic acid and antimicrobial peptides as well as for existing and future contract manufacturing.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsværd
Denmark

Tel:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com

Reg. No.:
10007127
©200215651-01

2002 forecasts

By mutual agreement the purchase price is not being disclosed but Novozymes' free cash flow for 2002 is likely to be reduced by DKK 90-100 million. The acquisition is expected to increase Novozymes' turnover for 2002 by just under DKK 20 million, which corresponds to BioGaia Fermentation's projected sales for the remaining six months of the year. One-off costs relating to the acquisition are expected to have a slight negative impact on Novozymes' operating profit for 2002, and the financing of the transaction is expected to have a slight negative impact on its net interest expenses. The activities acquired are expected to have a positive impact on Novozymes' operating profit from 2003.

Contacts:

Media:
Eva Louise Holm Petersen
Direct tel.: +45 4442 3338

Anne Thommesen
Direct tel.: +45 4442 4161

Investors:
Michael Steen-Knudsen
Direct tel.: +45 4442 6048

Thomas Kudsk Larsen
Direct tel.: +45 4442 5969

Novozymes A/S is a biotechnology company and the world's leading producer of enzymes. Headquartered in Denmark, Novozymes employs more than 3,400 people, is represented in 25 countries and sells enzymes in more than 130 countries. Novozymes is part of the Novo Group and its B shares are listed on the Copenhagen Stock Exchange. Find out more about Novozymes at: www.novozymes.com

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsværd
Denmark

Tel:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com

Reg. No.:
10007127
©200215651-01

HYALOSE

novozymes®

Stock exchange announcement

13 May 2002

Novozymes A/S licenses hyaluronic acid technology from Hyalose LLC

Novozymes takes the first step towards the production and sale of naturally occurring sugar molecules for the technical and pharmaceutical industries.

Following the company's announcement of new strategic initiatives drawing on its existing biotechnological core expertise, Novozymes now plans to begin developing and producing hyaluronic acid (HA) under its license agreement with Hyalose LLC, a privately-held biotech company based in Oklahoma City, OK, USA.

HA is a very large sugar molecule produced naturally in all humans and animals. It is currently used in the cosmetics and food industries and in a number of pharmaceutical fields, including the treatment of osteoarthritis, in connection with eye operations and in the prevention of abdominal surgical adhesions. The market is estimated to be worth over DKK 4 billion in producer prices, with the cosmetics and food segments accounting for around DKK 800 million of this. HA products are constantly finding new technical and therapeutic applications, so the market is continuing to grow.

Novozymes used the ten-month option period from June, 2001, to evaluate the technology through pilot testing, perform market studies, and confirm the patent position. Building on Hyalose's technology, Novozymes expects to be able to produce HA using a new and more efficient biotechnological method. Novozymes also expects to be able to modify HA for special applications and so open up new market opportunities.

To exercise the option, Novozymes is agreeing to pay a one time license fee for use of the patent rights, make an equity investment in Hyalose, pay additional amounts as and when various milestones are reached as well as royalties on any subsequent sales of HA. Novozymes will also undertake a funded R&D collaboration with Hyalose, leaders in the research and development of HA biochemistry.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel: +45 8824 9999
Fax: +45 4442 1002

Internet:
www.novozymes.com

CVR Number:
10 00 71 27

Provided that it can achieve satisfactory production yields and secure the necessary product licences, Novozymes forecasts that sales of HA could commence in 2004. At first Novozymes will focus on the technical market (i.e. cosmetics, etc.), where product licences can be obtained more quickly than in the pharmaceutical market. Sales and marketing to therapeutic applications are expected to be channelled through partnerships with existing producers.

2002 forecasts

The payment made to exercise the option was allowed for in the financial forecasts for 2002 announced previously and so the company's financial forecasts for the year are unchanged.

Novozymes contacts:

Media:
Eva Louise Holm Petersen
Direct tel.: +45 4442 3338

Anne Thommesen
Direct tel.: +45 4442 4161

Investors:
Michael Steen-Knudsen
Direct tel.: +45 4442 6048

Thomas Kudsk Larsen
Direct tel.: +45 4442 5969

Novozymes A/S is a biotech-based world leader in enzymes. With headquarters in Denmark, Novozymes employs more than 3,400 people. The company has its own activities in 25 countries and sells its enzymes in more than 130 countries. Novozymes' B shares are listed on the Copenhagen Stock Exchange. Novozymes demerged from Novo Nordisk A/S in November 2000 but remains a member of the Novo Group. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Hyalose contacts:

Media:
John Hoopingarner
Direct tel.: +1 512 263-3232 #205

Investors and industry partners:
Tommy Harlan
Direct tel.: +1 512 263-3232 #203

Hyalose LLC is an Emergent Technologies, Inc. (ETI) company that was formed in July, 2000, to commercialise proven innovations in the recombinant manufacture of hyaluronic acid through a license from the University of Oklahoma. Tommy Harlan founded ETI in 1989 to enable the development and commercialization of early stage technologies. It is based in Austin, Texas, USA. For further information on Hyalose, visit its website at www.hyalose.com.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel: +45 8824 9999
Fax: +45 4442 1002

Internet:
www.novozymes.com

CVR Number:
10 00 71 27

Stock Exchange Announcement

03 FEB -5 AM 7:21

novozymes®

8 May 2002

Novozymes A/S
Financial statement for the first quarter of 2002

The results for the first quarter support the financial targets for 2002 as announced on 6 February 2002 in connection with Novozymes' financial results for 2001.

- Sales rose by 4% to DKK 1,308 million. Higher exchange rates for the Group's invoicing currencies only had a marginally positive effect on sales growth.

- Operating profit increased by 10% to DKK 194 million. The operating profit margin rose from 14.1% for the first quarter of 2001 to 14.8% for the first quarter of 2002.

- The Group's profit before tax was DKK 182 million, which was in line with the same period last year, since the net financial expenses were DKK 12 million compared with income of DKK 4 million in 2001.

- Net profit was DKK 129 million, compared to DKK 123 million in 2001, representing an increase of 5%. Earnings per share rose by 6% to DKK 1.74.

Outlook for 2002:

- Providing that exchange rates remain at the present levels for the rest of the year – especially USD, JPY and BRL against DKK – the outlook is unchanged.

  Since the last estimate on 6 February 2002, exchange rates have developed unfavourably for the Group.

- An increase in operating profit of 7-8%, and an increase in net profit of 5-7%. This estimate includes the costs related to the settlement with DSM, etc.
  Excluding these, this represents an increase of 9-11% in operating profit.

- Positive development in the return on invested capital.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.: +45 8824 9999
Fax: +45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

Quarterly results for 2002 and 2001

(DKK million)	2002 Q 1	EUR *) Q 1	2001 Q 4	Q 3	Q 2	Q 1	%**)
Technical enzymes, etc.	***862***	***116***	*878*	*892*	*849*	*828*	***4***
of which detergents	**521**	**70**	510	518	556	556	**(6)**
Food enzymes	***322***	***43***	*378*	*378*	*317*	*314*	***3***
Feed enzymes	***124***	***17***	*133*	*104*	*88*	*112*	***11***
Net turnover	**1,308**	**176**	1,389	1,374	1,254	1,254	**4**
Operating profit	**194**	**26**	259	260	208	177	**10**
Net financials	**(12)**	**(2)**	1	(31)	(7)	4	**-**
Profit before tax	**182**	**24**	260	229	201	181	**0**
Tax	**54**	**7**	78	71	62	56	**(4)**
Minority interests	**1**	**0**	-	(1)	1	(2)	**-**
Net profit	**129**	**17**	182	157	140	123	**5**
Earnings per DKK 10 share	**1.74**	**0.23**	2.47	2.12	1.88	1.64	**6**
Average number of A and B shares, diluted (million)	**73.9**	**73.9**	73.7	73.9	74.6	74.9	**(1)**

(The quarterly accounts have not been audited.)
*) Conversion to euro is based on the conversion rate at 31 March 2002 (DKK 7.43).
**) Development from the 1st quarter of 2001 to the 1st quarter of 2002.

In accordance with the Group's accounting policies, earnings per share are calculated on the basis of the result for the period divided by the sum of the weighted average number of shares and options "in the money". Options "in the money" are defined as the options for which the offer price is lower than the market price at the end of the 1st quarter of 2002.

Novozymes in the first quarter of 2002

Sales rose by 4% to DKK 1,308 million from DKK 1,254 million in the first quarter of 2001. Based on this, operating profit increased by 10% to DKK 194 million from DKK 177 million in the first quarter of 2001.

The Group's operating profit margin, defined as operating profit as a percentage of sales, increased from 14.1% to 14.8%.

The Group generated profits of DKK 182 million before tax and DKK 129 million after tax, corresponding to a basically unchanged profit before tax and a growth of 5% in profit after tax compared to 2001.

Earnings per share increased by 6% to DKK 1.74 from DKK 1.64.

Investments in tangible fixed assets totalled DKK 89 million, which was significantly less than the quarter's depreciation of DKK 129 million.

Novozymes A/S Stakeholder Communications
Krogshoejvej 36 2880 Bagsvaerd Denmark
Tel.: +45 8824 9999 Fax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

Sales

Sales increased by 4% to DKK 1,308 million from DKK 1,254 million for the same period of 2001. Volumes, prices and product mix in the market accounted for most of the increase since exchange rate movements only had a slightly positive impact on sales.

Sales in the USA continue to show good growth rates, while sales to Europe were lower than for the same period in the previous year due to stock reductions by some large customers.

Sales of technical enzymes, etc. rose by 4% compared to the same period last year. Sales to the detergent industry were 6% lower than for the same period last year. Towards the end of the first quarter of 2002, Novozymes introduced a new detergent enzyme, Lipex®, a lipase which is effective for removing fatty stains. Two more product launches are expected in the second quarter, a new protease and a new amylase. The introduction of these products supports Novozymes' expectations for increasing sales throughout the year so that sales of detergent enzymes for the year as a whole reach the 2001 level and total sales of technical enzymes, etc., increase by about 5% compared to 2001.

Sales of other technical enzymes, etc., rose by 25% in the first quarter. The reason for this increase was the acquisition of Novozymes Biologicals on 1 July 2001 and the fact that sales to e.g. the leather and textile industries are now showing favourable growth rates.

Sales of food enzymes increased by 3%. The lower sales growth for the first quarter was due to the fact that some large customers chose to reduce their stock for the quarter and growth is therefore expected for the coming quarters. The underlying sales growth continues to be high, especially in the baking industry, where sales of Novamyl® and the new baking enzyme Lipopan® F are proceeding very satisfactorily.

Sales of feed enzymes grew by 11%. This sales growth is satisfactory, especially taking into account that sales for the first quarter of 2001 were extraordinarily high due to stock build-up by Novozymes' strategic partner Roche Vitamins and Fine Chemicals.


First quarter of 2002
by industry
Detergent
40%
Other
technical, etc.
26%
Food
25%
Feed
9%


First quarter of 2001
by industry
Detergent
44%
Other
technical,
22%
Food
25%
Feed
9%

Novozymes A/S
Stakeholder Communications
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.: +45 8824 9999
Fax: +45 4442 1002
Internet:
www.novozymes.com
CVR Number
10 00 71 27

Costs

Total costs, excluding net financials and tax, rose by 3% to DKK 1,114 million in total compared to the same period last year. The rise in costs was just below the rise in sales.

Licence fees and other operating income

The Group's licence fees and other operating income rose from DKK 3 million to DKK 11 million for the first quarter of 2002. This included payments from the US Department of Energy connected with Novozymes' three-year research project on cost-effective enzymes for ethanol production. The project's first technical milestone was reached in January 2002 and the financing of the project's second year has hereafter been approved by the US Department of Energy.

Net financials

There were net financial expenses of DKK 12 million compared to net income of DKK 4 million in the first quarter of 2001.

	2002	**2001**
Net foreign exchange gains/losses	(2)	33
Net interest receivable/payable	(12)	(21)
Other financial items	2	(8)
Financial items, total	**(12)**	**4**

Profit before and after tax and movements in shareholders' equity

Profits before and after tax were DKK 182 million and DKK 129 million respectively.

Group shareholders' equity at beginning of 2002	**4,058**
Quarterly net profit	129
Dividend paid	(146)
Purchase of own shares	(8)
Currency translation adjustments for net assets, etc.	(10)
Group shareholders' equity at end-March 2002	**4,023**

The total assets were DKK 8.3 billion at the end of the first quarter of 2002 compared to DKK 8.5 billion at the end of 2001.

Outlook for 2002

The outlook for 2002, as announced on 6 February 2002, remains unchanged.

In 2002, sales increases are expected within the three main product areas.

Sales of detergent enzymes are expected to be higher in the second half of 2002 than in the first half as sales of new products make their mark.

Assuming that exchange rates - especially USD, JPY and BRL against DKK - remain at the present levels for the rest of 2002, the increase in net turnover in 2002 is expected to be 7-8% above sales in 2001.

Novozymes A/S Stakeholder Communications
Krogshoejvej 36 2880 Bagsvaerd Denmark
Tel.: +45 8824 9999 Fax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

The operating profit is also expected to rise by 7-8%.

The operating profit margin is expected to remain at the level of 17%.

Net financial expenses are expected to be DKK 55-65 million in 2002.

In order to minimise the risks of declining exchange rates, especially the net exposure to USD and JPY, Novozymes has hedged USD and JPY to cover 12 months of the current year's expected net cash flows in USD and JPY. Depending on the actual development in exchange rates over the year, the loss or gain on these hedging transactions will affect either operating profit or net financials.

The estimate for the year may be negatively affected by the valuation of Novozymes' holding of Novo Nordisk shares, the rate of which is currently lower than at the end of the first quarter.

The effective tax rate is expected to be 30.

On this basis, the profit after tax is expected to increase by 5-7% compared to 2001.

The Group's investments in fixed assets are expected to fall short of the depreciation for the year. 2002 will thus be the third consecutive year of investments below depreciation.

The free cash flow is expected to be at the same level as in 2001, in both cases excluding acquisitions.

The Group's return on invested capital, ROIC, is expected to develop positively from the level in 2001, when ROIC was 12.0%.

Business initiatives outside the enzyme area
As previously announced, a decision will be taken in the second quarter on whether Novozymes will exercise an option agreement with Hyalose LCC with a view to producing and selling hyaluronic acid.

It is still the management's expectation that Novozymes will buy one or more smaller size companies, and we are currently investigating the possibility of concluding strategic cooperation agreements within chosen areas.

Share buy-backs and holding of own shares
During the period 1 January 2002 to 31 March 2002, Novozymes bought back own shares for DKK 16.8 million, equivalent to 99,700 B shares.

As of 1 April 2002, Novozymes' holding of own shares comprised 2,649,700 B shares, equivalent to 3.5% of the total number of shares.

The Novozymes shares and options held by the Board of Directors and Executive Management are unchanged from the end of the fourth quarter of 2001.

Novozymes A/S Stakeholder Communications
Krogshoejvej 36 2880 Bagsvaerd Denmark
Tel.: +45 8824 9999 Fax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

Forward-looking statement
The above sections contain forward-looking statements.
Forward-looking statements are by their very nature associated with risks and uncertainties which may cause actual results to differ materially from expectations, including unexpected developments in the international currency, bond and money markets, market-driven price decreases for Novozymes' products and the introduction of competing products in Novozymes' core areas.

Bagsværd, 8 May 2002

The Board of Directors
Novozymes A/S

For further information, please contact:

Media Relations:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Tommesen
Tel. (direct): +45 4442 4161

Investor Relations:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Publication of financial results for 2002

First half	14 August
First nine months	6 November
Full year	February 2003

Geographical distribution of sales

(DKK million)	2002	2001				%*)
	Q 1	Q 4	Q 3	Q 2	Q 1	
Europe, Africa, etc.	**542**	541	597	530	563	**(4)**
Asia Pacific	**257**	289	268	238	226	**14**
North America	**402**	438	408	369	347	**16**
Latin America	**107**	121	101	117	118	**(9)**
Net turnover	**1,308**	1,389	1,374	1,254	1,254	**4**

*) Development from 1st quarter 2001 to 1st quarter 2002.

Novozymes A/S Stakeholder Communications
Krogshoejvej 36, 2880 Bagsvaerd, Denmark
Tel.: +45 8824 9999
Fax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

Information from
Stakeholder Communications

To: The Copenhagen Stock Exchange

From: Ella Begtrup (ElBe)

8 April 2002

Financial statement for the first quarter of 2002

This is to confirm that the Board of Directors of Novozymes A/S will meet on Wednesday, 8 May 2002 to discuss the financial results for the first quarter of 2002, which will subsequently be sent out.

Kind regards,

Ella Begtrup

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

© 2002-04574-01

novozymes®

Press Release

21 March 2002

Annual meeting of shareholders of Novozymes A/S

Novozymes A/S held its second annual meeting of shareholders yesterday. At the meeting the following items were presented:

- Report on the company's activities during the past financial year.
- The annual accounts with the auditors' report, and the annual report and consolidated accounts.

Furthermore, the annual meeting of shareholders approved the following:

- Profit and loss account and balance sheet, and discharge of the Executive Management and Board of Directors.
- Decision on allocation of profits in accordance with the approved accounts, subject to dividend payment of DKK 2.00 per share of DKK 10.
- Re-election of Mr. Jerker Hartwall and Mr. Hans Werdelin to the Board of Directors.
- Re-election of PricewaterhouseCoopers and Ernst & Young as the company's auditors.
- Authorisation for the Board of Directors during the period up to the next annual meeting of shareholders to allow the company to acquire own shares for up to 10% of the share capital at the current stock-exchange price at the time of acquisition, subject to a deviation of up to 10%, cf. Section 48 of the Danish Companies Act.

In his verbal report Mr. Henrik Gürtler, Chairman of the Board of Directors, commented as follows:

"The European Commission is currently in the process of completing a new directive proposal to regulate the situation where one company wishes to take over another company. Novozymes A/S gives its full and complete support to the joint consultative response sent by the Confederation of Danish Industries, the Danish Shipowners' Association and the Danish Chamber of Commerce on 1 February 2002 to the Ministry of Economic and Business Affairs concerning the acquisition report of the European Commission's group of legal experts. Especially for small countries like Denmark the achievement of such a directive would be very detrimental to the business structure, since successful companies would be bought up by foreign interests – and the resulting consolidation would remove them from the map of Denmark, resulting in a loss of workplaces and loss of earnings to Denmark. We are confident that the Danish government, like similar-thinking governments in the EU, will do its best to prevent this directive proposal from making any ground."

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

© 2002-04574-01

Members of the Board of Directors

The Board of Directors comprises:

Henrik Gürtler, CEO, Novo A/S, (Chairman)
Kurt Anker Nielsen, CEO, Novo A/S, (Vice Chairman)
Paul Petter Aas, Senior Vice President, Norsk Hydro ASA
Arne Hansen, Skilled Worker (employee representative)
Jerker Hartwall, CEO, Karlshamns AB
Lars Bo Køppler, Technician (employee representative)
Ulla Morin, Laboratory Technician (employee representative)
Walther Thygesen, CEO, Compaq Danmark
Hans Werdelin, Director

For further information please contact:

Media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

February 25, 2002

03 FEB -5 AM 7:21

novozymes®

Dear Shareholders of Novozymes A/S

You are invited to attend our Annual Meeting of Shareholders on

Wednesday, March 20, 2002, at 4:30 pm.

The meeting will be held at Radisson SAS, Falconer Center, Falkoner Alle 9, DK-2000 Frederiksberg, Denmark.

Items of business to be acted upon at the meeting:

1. The Board of Directors' report on the company's activities in the past financial year.

2. Presentation of the audited annual report (the financial statements, the auditors' report, management's report as well as the consolidated financial statements).

3. Resolution concerning adoption of the annual report including discharge of management and Board of Directors from their obligations.

4. Resolution concerning application of profits according to the adopted annual report.

5. Election of members to the Board of Directors.

   Jerker Hartwall and Hans Werdelin resign. The Board recommends re-election of Jerker Hartwall and Hans Werdelin.

   All present board members elected by the shareholders were elected at the Special Meeting of Shareholders held in 2000 and for a period of 3 years. As the Board seeks to avoid a simultaneous expiry of the term of office of the majority of board members elected by the shareholders, Kurt Anker Nielsen and Paul Petter Aas were re-elected last year and Jerker Hartwall and Hans Werdelin are up for election this year. Thus, the Board is aiming at establishing a "rotation arrangement".

   The recommended candidates have the following backgrounds:

   > Jerker Hartwall, who is a Swedish citizen, was born in 1952 and he is the CEO of Karlshamns AB, Sweden. Mr Hartwall has an engineering degree in chemistry and was formerly with Bofors and Perstorp Chemicals. Jerker Hartwall does not serve on any other Danish boards.

   The Board recommends a vote for Jerker Hartwall primarily due to his international experience and insight into the process industry.

   > Hans Werdelin, who is a Danish citizen, was born in 1938 and holds an M Sc degree (engineering). Mr Werdelin was formerly the CEO of Sophus Berendsen A/S. He serves as chairman on the boards of Danske Trælast A/S, C W Obel A/S, Lomax A/S and Publicis A/S and vice-chairman of Skandinavisk Holding A/S, Skandinavisk Tobakskompagni A/S and Navision A/S and as a member of the boards of Novo A/S and Peacock Travel A/S.

   The Board recommends a vote for Hans Werdelin primarily due to his broad industry-related experience, his many years of experience with the Novo Group and knowledge of acquisition activities.

Novozymes A/S Krogshoejvej 36, 2880 Bagsvaerd, Denmark

Telephone: +45 8824 9999

Telefax: +45 8824 9998

Direct dial concerning the Annual Meeting: +45 44 42 3001

Internet: www.novozymes.com

CVR number: 10 00 71 27

6. Election of auditors.

   The Board recommends re-election of PricewaterhouseCoopers and re-election of Ernst & Young Statsautoriseret Revisionsaktieselskab.

7. Proposal from the Board of Directors:

   Authorization to the Board of Directors, until the next Annual Meeting of Shareholders, to let the company acquire own shares of up to 10% of the share capital and at the price quoted on the date of purchase with a deviation of up to 10%, cf. Section 48 of the Danish Companies Act.

8. Other matters.

The Board hopes that you will be able to attend the Annual Meeting. To obtain an admission ticket, please return the enclosed request form – duly completed and signed - to Nordea (envelope enclosed). Nordea must have this form in hand no later than March 15, 2002. Alternatively, you may call Nordea at +45 3333 3301 no later than March 15, 2002 or contact Novozymes A/S, Stakeholder Communications, Krogshoejvej 36, building 8X, DK-2880 Bagsvaerd, in person or in writing, no later than March 15, 2002.

Prior to the Annual Meeting of Shareholders, admission tickets will be sent to you at the address entered in the company's register of shareholders. The admission ticket will show the number of votes you are entitled to according to said register, cf. article 11 of the company's Articles of Association.

Admission tickets and ballot papers duly applied for beforehand and in writing, and which you prefer to collect personally, should be collected at Krogshoejvej 36, building 8X, DK-2880 Bagsvaerd, on weekdays between 10 am and 2 pm from March 5 to March 19, 2002, both days included.

If you cannot attend the Annual Meeting of Shareholders, the Board of Directors would appreciate receiving a proxy to exercise the voting rights attached to your shares. If you agree to this, please fill out, sign and date the enclosed proxy card (on the back of the request form) and return it to Nordea in the enclosed envelope. Nordea must have this form in hand no later than March 15, 2002.

The dividend as approved at the Annual Meeting of Shareholders will - after deduction of withholding tax - be sent to the company's shareholders directly via The Danish Securities Centre.

Yours faithfully
Novozymes A/S

The Board of Directors

© 2002-04433-01

novozymes®

Press Release

6 February 2002

Novozymes A/S
Financial statement for the year 2001

The results match the growth targets for 2001 stated in Novozymes' year 2000 financial statement announced on 21 February 2001.

- Sales rose by 5% to DKK 5,271 million. Sales growth was negatively affected to a moderate degree by the depreciation of the Group's invoicing currencies.
- Operating profit increased by 10% to DKK 904 million and the operating profit margin rose from 16.4% to 17.2%.
- Profit before tax rose by 24% to DKK 871 million, net financial expenses being DKK 33 million, against DKK 120 million in 2000.
- Net profit amounted to DKK 602 million, against DKK 483 million, representing an increase of 25%. Earnings per share rose by 26% to DKK 8.10.
- Free cash flow, including acquisitions, was DKK 487 million, against DKK 655 million in 2000.
- Return on invested capital (ROIC) rose from 9.8% to 12.0%.
- The Board of Directors propose that the dividend rate for 2001 be set at DKK 2.00 per share of DKK 10, compared to DKK 1.65 in 2000, representing an increase of 21%.
- The Board of Directors has adopted a resolution to buy back own shares in the market for maximum DKK 200 million.

Outlook for 2002:
- Assuming that exchange rates remain at the present levels for the rest of the year, especially USD, JPY and BRL against DKK, the outlook is:
    - An increase in operating profit of 7-8%, and in net profit of 5-7%. This estimate includes the costs related to a settlement with DSM, etc. Exclusive hereof this corresponds to an increase of 9-11%.
    - Positive development in the return on invested capital.

Novozymes A/S
Stakeholder
Communications

Krogshøjvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

© 2002-04433-01

Financial statement for the year 2001

DKK million	2001	EUR(*) 2001	2000	1999	1998	Growth in 2001 %
Technical enzymes, etc.	**3,447**	**463**	3,548	3,289	3,192	**(3)**
Food enzymes	**1,387**	**186**	1,187	983	897	**17**
Feed enzymes	**437**	**59**	298	229	175	**47**
Net turnover	**5,271**	**708**	5,033	4,501	4,264	**5**
Operating profit	**904**	**121**	825	687	603	**10**
Operating profit margin (%)	**17.2**	**17.2**	16.4	15.3	14.1	-
Net financials	**(33)**	**(4)**	(120)	(85)	(39)	-
Profit before tax	**871**	**117**	705	602	564	**24**
Tax	**267**	**36**	220	192	177	**21**
Minority interests	**(2)**	**(0)**	(2)	-	6	-
Net profit	**602**	**81**	483	410	393	**25**
Equity at year-end	**4,058**	**545**	3,962	3,344	2,677	**2**
Balance sheet, year-end	**8,453**	**1,136**	8,341	8,088	7,730	**2**
Research and development costs	**678**	**91**	645	607	604	**5**
Depreciation, etc.	**492**	**66**	491	479	483	**0**
Capital expenditure (net)	**469**	**67**	383	566	372	**22**
Free cash flow	**487**	**65**	655	230	628	**(26)**
ROIC (%)	**12.0**	**12.0**	9.8	8.4	7.4	-
Average number of employees	**3,349**	**3,349**	3,204	3,199	3,167	**0**
Earnings per DKK 10 share (DKK)	**8.10**	**1.09**	6.41	5.43	5.22	**26**
Average A and B shares in issue (million)	**74.3**	**74.3**	75.3	75.4	75.2	**-1**

(*) Conversion to euro is based on the conversion rate at 31 December 2001 (DKK 7.44).

In accordance with the Group's accounting policies, earnings per share are calculated on the basis of the result for the period divided by the sum of the weighted average number of shares and options "in the money". Options "in the money" are defined as the options for which the offer price is lower than the market price at year-end.

The accounting policies are amended from Novozymes A/S' announcement of the financial statement for the year of 21 February 2001, see "Changes in accounting policies" on p. 8.

Novozymes A/S
Stakeholder
Communications

Krogshøjvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

© 2002-04433-01

Novozymes in the year 2001

Sales rose by 5% to DKK 5,271 million from DKK 5,033 million in 2000.

Operating profit increased by 10% to DKK 904 million.

The operating profit margin, defined as operating profit as a percentage of net turnover, increased from 16.4% to 17.2%.

The Group generated profits of DKK 871 million before and DKK 602 million after tax, corresponding to growth against 2000 of 24% before and 25% after tax.

Earnings per share increased by 26% from DKK 6.41 to DKK 8.10.

Net capital expenditure totalled DKK 469 million, which was significantly less than the year's depreciation charges.

Free cash flow including the acquisition of Novozymes Biologicals developed very satisfactorily to DKK 487 million. Free cash flow adjusted for acquisitions is higher than in 2000.

The return on invested capital (ROIC) improved from 9.8% in 2000 to 12.0% in 2001. ROIC (return on invested capital) is defined as operating profit after tax as a percentage of average invested capital (adjusted for exchange gains/losses from the hedging activities in the respective years).

The results match the growth targets for 2001 stated in Novozymes' year 2000 financial statement announced on 21 February 2001.

Sales

Sales increased by 5% from DKK 5,033 million to DKK 5,271 million for the equivalent period of 2000. Volumes, prices and product mix accounted for most of the increase since exchange rate movements had only a weak negative impact on sales.

The growth rate was particularly strong in North America, although sales are positively affected by the strength of the dollar against the Danish krone. Sales in Asia likewise developed satisfactorily after adjustment for stock buy-back in Japan and the unfavourable development in exchange rates in Asia. Latin America was the only geographical area to show a sales decline, which is due to a combination of the negative impact of exchange rate fluctuations in the Group, especially the devaluation of the Brazilian real, and a downturn in sales to the detergent industry.

<u>Sales of technical enzymes, etc.</u>, edged down by 3% against the same period of 2001. Adjusted for stock buy-back in the period sales of technical enzymes, etc. fell by 2%.

As stated previously, sales to the detergent industry, especially of the protease product group, were affected by fierce competition, and were therefore exposed to pressure on both volumes and prices.

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

© 2002-04433-01
Sales of other technical enzymes, etc., which in this financial statement include the sales of Novozymes Biologicals, performed well. The background was the acquisition of Novozymes Biologicals, whose sales and integration with the rest of the Group are proceeding according to plan, as well as the ongoing favourable growth rates for sales to the fuel industry.

Sales of food enzymes showed an increase of 17%. Especially enzymes for the baking and beverage industries made sound contributions to sales growth. All application areas for food enzymes showed healthy growth.

The introduction of the new baking enzyme, Lipopan® F, proceeded satisfactorily.

Feed enzymes achieved growth at 47%. The significant sales growth was related to the bans on usage of meat and bone meal in animal feeds by the EU, and now also Japan, as well as a very successful strategic alliance between Novozymes and Roche Vitamins and Fine Chemicals.


Sales in 2001
Distributed on industry segments
Detergents
41%
Other
technical etc.
25%
Food
26%
Feed
8%


Sales in 2000
Distributed on industry segments
Detergents
48%
Other
technical
23%
Food
23%
Feed
6%

Costs
Total costs excluding net financials and tax rose by 4%, to DKK 4,367 million in total. Costs thus increased less than sales.

Production costs rose by 4% to DKK 2,516 million. The background is a volume increase exceeding 7%. The gross profit margin climbed from 52.0% to 52.3% due among other things to better production yields.

Sales and distribution costs rose by 4% to DKK 680 million.

Research and development costs increased by 5% to DKK 678 million.

Administrative expenses rose by 3% to DKK 531 million.

Total staff costs – including Novozymes Biologicals - increased by 9% to DKK 1,453 million. The workforce showed a moderate increase from 2000 after adjustment for acquisitions, with an average of 3,349 employees in 2001.

Novozymes A/S
Stakeholder
Communications
Krogshøjvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR Number
10 00 71 27

Depreciation charges, which are distributed between the relevant cost items above, amounted to DKK 492 million, against DKK 491 million in 2000.

Licence fees and Other operating income

Licence fees and Other operating income rose from DKK 23 million in 2000 to DKK 38 million in 2001. The figure is positively affected by payments from the US Department of Energy in connection with a research grant for development of enzymes for bioethanol production (alcohol as a petrol additive).

Net financials

Novozymes recorded net financial expenses of DKK 33 million, down from DKK 120 million in 2000.

	2001	**2000**
Net foreign exchange gains/losses	36	(65)
Net interest payable	(76)	(77)
Other financial items	7	22
Financial items, total	**(33)**	**(120)**

Profit before and after tax and movements in shareholders' equity

The Group generated profit of DKK 871 million before and DKK 602 million after tax, corresponding to growth of 24% before and 25% after tax.

Group shareholders' equity at beginning of 2001	**3,962**
Net profit	602
Value adjustment of hedging instruments	(45)
Dividend paid	(124)
Purchase of own shares	(424)
Currency translation adjustments for net assets, etc.	87
Group shareholders' equity at end-2001	**4,058**

Capital expenditure and free cash flow

Net capital expenditure increased from DKK 383 million to DKK 469 million. The investment level includes acquisitions. Free cash flow fell from DKK 655 million to DKK 487 million. Free cash flow after adjustment for acquisitions was higher in 2001 than in 2000.

Outlook for 2002

In 2002, sales increases are expected for all product areas.
Technical enzymes, etc., including enzymes for the detergent industry, are expected to grow by around 5%, food enzymes by 10-15%, and feed enzymes by 15-20%.

The planned growth in sales of detergent enzymes is expected to be realized in the second half of 2002, when sales of new products are estimated to have a positive impact.

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

© 2002-04433-01
Assuming that exchange rates remain at current levels for the rest of 2002 – especially USD, JPY and BRL against DKK – the increase in net turnover in 2002 is expected to be 7-8% above sales in 2001.
The development in sales is supported by Novozymes' expectations to introduce six to eight new products during 2002.

The level of expenses in 2002 will be affected by a number of special conditions, including the costs of the aforementioned settlement with DSM. The work of implementing the new strategy that was communicated on 8 August 2001 will also contribute to higher expenses than in 2001. This work includes ongoing investigation of potential new cooperation partners and acquisition candidates, and the continuation of the pharmaceutical projects that have already been launched.

Excluding the costs of the DSM settlement and the new activities, this corresponds to an increase of 9-11% in operating profit.

Prices for significant raw materials are expected to rise. As in previous years, further productivity and yield improvements in production are planned.

Despite the aforementioned development in costs, the operating profit is expected to increase by 7-8%.

The operating profit margin is expected to be maintained at the level of 17%.

In order to minimise the risks of declining exchange rates, especially the net exposure to USD and JPY, again in 2002 Novozymes has hedged USD and JPY to cover 12 months of the current year's expected net cash flows in USD and JPY. Depending on the actual development in exchange rates over the year, the loss or gain on these hedging transactions will affect either operating profit or net financials. At the current level of exchange rates this entails a foreign exchange gain which, all else being equal, will improve net financials for 2002. As a consequence, net financial expenses are expected to lie at between DKK 55 and 65 million in 2002.

The effective tax rate is expected to be 30%.

On this basis, the profit after tax is expected to increase by 5-7% from the year 2001.

The Group's investments in fixed assets are expected to fall short of the depreciation for the year. 2002 will thus be the third consecutive year of investments below depreciation.

The free cash flow is expected to be at the same level as in 2001, in both cases excluding acquisitions.

The Group's return on capital, measured as ROIC, is expected to develop positively from the level in 2001, when ROIC was 12.0%.

Novozymes A/S
Stakeholder Communications
Krogshøjvej 36
2880 Bagsvaerd
Denmark
Telephone: +45 8824 9999
Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

Dividend

The Board of Directors will propose to the ordinary annual meeting of shareholders on 20 March 2002 that the dividend rate for 2001 be set at DKK 2.00 per share of DKK 10. This corresponds to an increase of 21% against 2000. No dividend will be paid on the company's holding of own shares.

New share buy-backs and holding of own shares

The Board of Directors has adopted a resolution to buy back own shares in the market for maximum DKK 200 million. The purchased shares will be included in the portfolio of own shares to cover option schemes.

As of 31 December 2001, Novozymes' holding of own shares (Treasury shares) comprised 2,550,000 B shares, equivalent to 3.4% of the total number of shares in issue.

The Novozymes shares and options held by the Board of Directors and Executive Management are unchanged from the third quarter of 2001.

Share options

Since the financial target was met in 2001, options will be issued to around 3,100 Novozymes staff at an agreed price of DKK 186, being the average share price of the week in which the option scheme was introduced.

The option scheme for 2001 totals approximately 1.3 million B shares. The options can be utilized after 3 years at the earliest. The Board of Directors has approved an equivalent option scheme for 2002. As for the preceding option scheme, options are only granted if certain financial targets are met.

Pending litigation

In November 2001, Danisco A/S brought an action before Det Danske Voldgiftsinstitut (Copenhagen Arbitration), claiming that Novozymes had unrightfully appropriated certain lipase-related inventions in connection with a cooperation project between the companies that has now been concluded, and inserted these inventions in its own patent application. Novozymes believes that the legal action is based on a number of misunderstandings, and moreover, Novozymes has made a counterclaim for damages for any detrimental effects on sales of Lipopan® F.

Events occurring after the close of the financial year

Novozymes and the Dutch company DSM entered into an licence agreement in January, whereby DSM gives Novozymes a global, partly exclusive licence, and other rights to DSM's phytase patents. This agreement terminates a number of legal actions in several countries concerning infringement and the validity of DSM's phytase patents. All current legal disputes concerning these patents have thus now been concluded. Novozymes can now concentrate fully on utilizing the full potential of this rapidly expanding business area.

Novozymes A/S
Stakeholder
Communications

Krogshøjvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

© 2002-04433-01
At the beginning of January 2002, Genencor took out an injunction against Novozymes for infringement of certain patent rights belonging to Genencor through the sale of Carezyme® to e.g. Procter & Gamble. Novozymes does not consider the patents to have been infringed.

Changes in accounting policies
As a consequence of the adoption of the new Danish Company Accounts Act 2001, Novozymes has taken the opportunity to implement the provisions of the Act as from the 2001 accounts. The implementation of the Danish Company Accounts Act 2001 has had no effect on the profit and loss account, and has only affected the balance sheet and certain key figures to a limited extent.

The accounting policies applied are amended in the following areas:

- The value of derived financial instruments concerning the hedging of future cash flows is recorded directly to shareholders' equity until realization of the hedged assets.
- The proposed dividend is recorded separately under shareholders' equity until adopted by the annual meeting of shareholders.

The accumulated effect of the changes in accounting policies increases shareholders' equity by an amount totalling DKK 168 million to DKK 4,058 millon.

All summary and key figures are adjusted in accordance with the changes in accounting policies described above.

Forward-looking statement
The sections above contain forward-looking statements.
Forward-looking statements are by their very nature associated with risks and uncertainties that may cause actual results to differ materially from expectations, including unexpected developments in the international currency, bond and money markets, market-driven price decreases for Novozymes' products and the introduction of competing products in Novozymes' core areas.

Annual report
The printed annual report for the year 2001 is due to be published on 11 March 2002. However, the annual report is expected to be available on the company's website www.novozymes.com from 26 February 2002.

Annual meeting of shareholders
The Company's ordinary annual meeting of shareholders will be held on 20 March 2002.

Enclosure
Novozymes' profit and loss account, balance sheet, statement of cash flows and financial reserves are enclosed.

Novozymes A/S
Stakeholder
Communications

Krogshøjvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

© 2002-04433-01
Bagsvaerd, 6 February 2002

The Board of Directors
Novozymes A/S

For further information, please contact:

Media Relations:
Eva Louise Holm Petersen
Tel.: (direct): +45 4442 3338

Investor Relations:
Michael Steen-Knudsen
Tel.: (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel.: (direct): +45 4442 5969

Publication of financial results for 2002

First quarter	8 May
First half	14 August
First nine months	6 November
Full year	February 2003

Financial results by quarter, 2001 and 2000

(DKK million)	**2001**				2000				%*)
	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	
Technical enzymes, etc.	***878***	*892*	*849*	*828*	*898*	*947*	*884*	*819*	**(2)**
Of which detergents	**510**	518	556	556	605	646	607	546	**(16)**
Food enzymes	***378***	*378*	*317*	*314*	*310*	*345*	*280*	*252*	**22**
Feed enzymes	***133***	*104*	*88*	*112*	*87*	*79*	*65*	*67*	**53**
Net turnover	**1,389**	1,374	1,254	1,254	1,295	1,371	1,229	1,138	**7**
Operating profit	**259**	260	208	177	240	267	190	128	**8**
Net financials	**1**	(31)	(7)	4	(25)	(63)	(31)	(1)	**-**
Profit before tax	**260**	229	201	181	215	204	159	127	**21**
Tax	**78**	71	62	56	64	64	51	41	**22**
Minority interests	**-**	(1)	1	(2)	-	(3)	1	-	**-**
Net profit	**182**	157	140	123	151	137	109	86	**21**
Earnings per share of DKK 10	**2.47**	2.12	1.88	1.64	2.00	1.82	1.45	1.14	**24**
Average A and B shares, diluted (million)	**73.7**	73.9	74.6	74.9	75.3	75.3	75.3	75.4	**(2)**

(Quarterly figures are unaudited.)
*) Growth from fourth quarter 2000 to fourth quarter 2001.

Novozymes A/S
Stakeholder
Communications
Krogshøjvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR Number
10 00 71 27

© 2002-04433-01

Geographical distribution of sales

(DKK million)	**2001**				2000				%*)
	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	
Europe, Africa, etc.	**541**	597	530	563	581	600	490	479	**(7)**
Asia Pacific	**289**	268	238	226	212	264	265	249	**36**
North America	**438**	408	369	347	377	378	351	286	**16**
Latin America	**121**	101	117	118	125	129	123	124	**(3)**
Net turnover	**1,389**	1, 374	1,254	1,254	1,295	1,371	1,229	1,138	**7**

*) Development from 4th quarter 2000 to 4th quarter 2001.

Enclosure

Novozymes A/S
Stakeholder
Communications

Krogshøjvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

THE NOVOZYMES GROUP

PROFIT AND LOSS ACCOUNT

	Note	1999 DKK million	2000 DKK million	2001 DKK million
Net turnover		4,501	5,033	5,271
Production costs		2,207	2,414	2,516
Gross profit		**2,294**	**2,619**	**2,755**
Sales and distribution costs		535	657	680
Research and development costs		607	645	678
Administrative expenses		479	515	531
License fees and Other operating income (net)		14	23	38
Operating profit		**687**	**825**	**904**
Financial income		144	120	130
Financial expenses		229	240	163
Profit before taxation		**602**	**705**	**871**
Corporation tax		192	220	267
Profit incl. minority interests		**410**	**485**	**604**
Equity minority interests		0	-2	-2
Net profit		**410**	**483**	**602**

Changes in shareholders' equity			
Shareholders' equity at 1 January	2,685	3,344	3,962
Net profit	410	483	602
Currency adjustments of participating interests in subsidiaries	255	93	87
Purchase of own participating interests	-	(8)	(424)
Purchase of Novo Nordisk A/S shares before the Demerger	-	(189)	-
Transfer of Novo Nordisk A/S shares to Securities after the Demerger	-	166	-
Paid dividend	-	-	(124)
Value adjustment of hedging instruments	(6)	73	(45)
Shareholders' equity at 31 December	**3,344**	**3,962**	**4,058**

Novozymes A/S
Stakeholder
Communications

Krogshøjvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

© 2002-04433-01

THE NOVOZYMES GROUP

BALANCE SHEET

	31 Dec 2000 DKK million	31 Dec 2001 DKK million
ASSETS		
Assigned patents, licences and know-how	55	178
Goodwill	-	42
Intangible fixed assets	**55**	**220**
Land and buildings	2,152	2,165
Production plant and machinery	1,540	1,369
Other equipment	374	492
Tangible assets in course of construction and payments on account for tangible assets	465	512
Tangible fixed assets	**4,531**	**4,538**
Other securities and participating interests	-	22
Fixed asset investments	**-**	**22**
Total fixed assets	**4,586**	**4,780**
Raw materials and consumables	172	166
Work in progress	302	339
Finished goods	766	886
Stocks	**1,240**	**1,391**
Trade debtors	802	924
Amounts owed by related parties	26	9
Tax receivable	191	212
Deferred tax receivable	27	38
Other debtors	473	213
Debtors	**1,519**	**1,396**
Securities	**460**	**193**
Cash at bank and in hand	**536**	**693**
Total current assets	**3,755**	**3,673**
Total assets	**8,341**	**8,453**

Novozymes A/S
Stakeholder
Communications

Krogshøjvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

© 2002-04433-01

THE NOVOZYMES GROUP
BALANCE SHEET

	Note	31 Dec 2000 DKK million	31 Dec 2001 DKK million
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital		754	754
Other comprehensive income		312	399
Retained earnings		2.772	2.759
Proposed dividends		124	146
Total shareholders' equity		**3.962**	**4.058**
Minority interests		**83**	**105**
Provisions for pension commitments and similar obligations		59	59
Provisions for deferred tax (net)		905	1.017
Other provisions		15	14
Total provisions		**979**	**1.090**
Credit institutions		902	1.917
Amounts owed to related parties		25	-
Total long-term liabilities		**927**	**1.917**
Credit institutions		1.352	286
Trade creditors		169	287
Amounts owed to related parties		171	55
Tax payable		99	71
Other creditors		599	584
Total current liabilities		**2.390**	**1.283**
Total liabilities		**3.317**	**3.200**
Total liabilities and shareholders' equity		**8.341**	**8.453**

Novozymes A/S
Stakeholder
Communications

Krogshøjvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

THE NOVOZYMES GROUP

CASH FLOWS AND FINANCIAL RESERVES

	1999 DKK million	2000 DKK million	2001 DKK million
Net profit	**410**	**483**	**602**
Reversals with no effect on cash flow	480	788	927
Corporation tax paid	(148)	(229)	(199)
Interest received	147	88	61
Interest paid	(139)	(161)	(142)
Cash flow before change in working capital	**750**	**969**	**1,249**
Change in working capital:			
(Increase)/decrease in trade debtors and other debtors	(154)	(212)	27
(Increase)/decrease in stocks	127	88	(139)
Increase/(decrease) in amounts owed to related parties (net)	(32)	121	(105)
Increase/(decrease) in trade creditors and other creditors	105	72	103
Cash flow from operating activities	**796**	**1,038**	**1,135**
Investments:			
Purchase of intangible fixed assets	-	-	(179)
Sale of tangible fixed assets	1	15	16
Purchase of tangible fixed assets	(567)	(398)	(485)
Cash flow from investing activities	**(566)**	**(383)**	**(648)**
Free cash flow	**230**	**655**	**487**
Financing:			
Long-term loans/(repaid)	1,850	-	1,000
Loan issued repaid	-	(750)	(1,100)
Loan issued from/(repaid to) Novo Nordisk Group	(2,398)	(40)	(25)
Purchase of shares in Novo Nordisk A/S	-	(189)	-
Purchase of own shares	-	(8)	(424)
Additions to minority interests	-	-	20
Paid dividend	-		(124)
Cash flow from financing activities	**(548)**	**(987)**	**(653)**
Net cash flow	**(318)**	**(332)**	**(166)**
Unrealised gain/(loss) on currencies and securities included in financial reserves	94	(13)	(5)
Net change in financial reserves	**(224)**	**(345)**	**(171)**
Financial reserves at 1 January	1,147	923	578
Financial reserves at 31 December	**923**	**578**	**407**
Undrawn committed credit facility	1,000	1,000	1,500
Financial reserves at 31 December	**1,923**	**1,578**	**1,907**

The figures in the statement of cash flows and financial reserves can not be derived directly from the consolidated account for 1999, 2000 and 2001. The reason is that for each of these years, in order to present the statement of cash flows and financial reserves, the balance sheet at the beginning of the year is converted at the exchange rate at the end of the same year. This eliminates the changes in cash flows due to foreign exchange rate fluctuations.

Novozymes A/S
Stakeholder Communications
Krogshøjvej 36
2880 Bagsvaerd
Denmark
Telephone: +45 8824 9999
Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

© 2002-04429-01

03 FEB -5 AM 7:21

novozymes®

Press Release

1 February 2002

Novozymes reaches first milestone in bioethanol project

The US Department of Energy (DOE) has approved the second year of funding for Novozymes' three-year subcontract to develop more cost-efficient enzymes for ethanol production, based on the achievement of the first technical milestone.

In January 2001, the DOE granted funds of up to USD 14.8 million in a research subcontract with Novozymes Biotech, Inc., the US-based research subsidiary of Novozymes A/S. The research project is aimed at reducing the cost of cellulase enzymes used in converting plant waste material (biomass) into fermentable sugars such as glucose which can then be converted to ethanol by fermentation.

The DOE subcontract, which is administered by the National Renewable Energy Laboratory, has a goal of reducing the cost of enzymes for bioethanol production 10-fold. In the first year, Novozymes has achieved a 2.3-fold reduction in enzyme cost compared to commercially available cellulase products and is thus on track in the research project.

One of the applications of bioethanol is replacement of the hazardous gasoline additive MTBE (methyl tertiary butyl ether). Several states in the USA either have phased out or are planning to phase out the use of MTBE as oxygenate in gasoline for the transportation sector.

Glenn E. Nedwin, Ph.D, president of Novozymes Biotech, Inc.: "In a few years time, it may be possible that sawdust, wood chips, straw, corn stalks and other plant residues will be used to produce gasoline with a sustainable octane count, to the great benefit of the environment."

Novozymes is currently the market leader in supplying enzymes for converting starch, mainly from corn, into fermentable sugars and hopes that new enzymes discovered during the research subcontract with the DOE can be turned into new products to bolster its market presence. The US fuel ethanol market is growing at a rapid rate of around 20 per cent annually.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

Danish CVR Number
10 00 71 27

The DOE's National Biofuels Program seeks to cost-effectively produce ethanol and other fuels from biomass resources such as agricultural and forestry residues, etc. This effort is made in close cooperation with industry and carried out primarily by the National Renewable Energy Laboratory in Golden, Colorado, USA, a national laboratory of the DOE.

Contacts - Novozymes:

Media:
Eva Louise Petersen
Tel. (direct) +45 4442 3338

Investors:
Michael Steen-Knudsen
Tel. (direct) +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct) +45 4442 5969

Contacts - DOE:

Robert Wooley
Tel. (direct) +1 303 384 6825

Novozymes A/S is a biotech-based world leader in enzymes. With headquarters in Denmark, Novozymes employs more than 3,400 people. The company has its own activities in 20 countries and sells its enzymes in more than 130 countries. Novozymes' B shares are listed on the Copenhagen Stock Exchange. Novozymes demerged from Novo Nordisk A/S in November 2000 but remains a member of the Novo Group. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

Danish CVR Number
10 00 71 27

DSM novozymes®

Press Release

11 January 2002

Novozymes A/S and DSM N.V. sign license agreement concerning phytase feed enzyme

Novozymes and DSM announce the signing of an agreement under which DSM grants a worldwide, semi-exclusive license and other rights to Novozymes for Novozymes' phytase products. The agreement settles a number of lawsuits filed in several countries, relating to the infringement and validity of phytase patents owned by DSM. All pending litigations relating to these patents have hereby been settled.

Phytase is an enzyme that is added to animal feed, mainly for pigs and chickens. It increases the nutritional value of the feed and at the same time reduces the environmentally harmful effects of phosphorus from animal manure. Phytase reduces the need for other phosphorous sources by allowing the animal to use the phosphate already present in animal feed cereals.

The market for phytase enzymes used in animal feed is growing rapidly and both DSM and Novozymes will continue their respective businesses within this area.

Under the terms of the agreement, Novozymes will pay DSM a significant upfront license fee and a royalty. The terms of the agreement will not be disclosed.

DSM is the originator of the first phytase product (Natuphos®) for animal feed applications, which was introduced on the market some ten years ago. DSM has built a strong patent portfolio for its phytase products. After several years of legal disputes between the two companies, DSM and Novozymes are pleased to conclude a license agreement on the DSM phytase technology.

Novozymes' outlook for 2001 and 2002

The license agreement does not alter the financial outlook for 2001, announced on 7 November 2001.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

Danish CVR Number
10 00 71 27

For the year 2002, operating profit will be negatively impacted by DKK 15-30 million, equally distributed between the four quarters. Detailed financial outlook for 2002 will be communicated on 6 February 2002 in connection with the financial results for the full-year 2001.

Contacts DSM:

Media:
Jos van Haastrecht
DSM Food Specialties
Strategy & Marketing Services

Tel. +31 (0) 15 2792685
Fax +31 (0) 15 2793540
Jos.Haastrecht-van@dsm.com
www.dsm-foodspecialties.com

Investors:
Dries Ausems
Manager Investor Relations

Tel. +31 (0) 45 5782864

Investor.Relations@dsm.com

Contacts Novozymes:

Media:
Eva Louise H. Petersen
Tel. (direct) +45 4442 3338

Investors:
Michael Steen-Knudsen
Tel. (direct) +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct) +45 4442 5969

DSM is a highly integrated international group of companies that is active worldwide in the field of life science products, performance materials, polymers and industrial chemicals. The group has annual sales of EUR 8.1 billion and employs about 22,000 people (year-end 2000) at more than 200 sites worldwide. By 2005 DSM aims to rank among by 2005, the world's leading players in the field of specialties characterized by a high added value, strong growth and more stable profit levels, with group sales of EUR 10 billion. At least 80% of this should be generated by specialties in which DSM holds global leadership positions.

Novozymes A/S is a biotech-based company and the world's largest producer of enzymes for industrial use. Headquartered in Denmark, Novozymes employs more than 3,300 people. The company has its own activities in 20 countries, and sells its enzymes in more than 130 countries. Novozymes' B shares are listed on the Copenhagen Stock Exchange. Novozymes was spun off from Novo Nordisk A/S in November 2000. For further company information, visit Novozymes at www.novozymes.com.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

Danish CVR Number
10 00 71 27